

August 21, 2007

Mr. Paul F. Saxton
Chief Executive Officer and Chief Financial Officer
Lincoln Gold Corporation
Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia, Canada

     Re: **Lincoln Gold Corporation**
              Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
              Filed August 16, 2007
              File No. 000-25827

Dear Mr. Saxton:

     We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Brad Skinner
                                 Senior Assistant Chief Accountant